Sun Life Financial increases quarterly dividend
by 9 per cent to 24 cents per share

Toronto — January 27, 2005 — The Board of Directors of Sun Life Financial Inc. (NYSE, TSX: SLF) today announced a quarterly shareholder dividend of 24 cents per common share, payable March 31, 2005, to shareholders of record at the close of business on February 23, 2005. This represents an increase of 9% from the 22 cents a share paid in the previous quarter.

Donald A. Stewart, Chief Executive Officer, said, “Reflecting our continued positive financial performance and confidence in the outlook for the current year and beyond, the Board of Directors is increasing the quarterly common share dividend by 9% to 24 cents per share. This latest increase follows dividend increases totaling 29% in 2004.”

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2004, the Sun Life Financial group of companies had total assets under management of CDN$360 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact: Susan Jantzi Manager, Media Relations Tel: 519-888-3160 susan.jantzi@sunlife.com	Investor Relations Contact: Tom Reid Vice-President, Public & Investor Relations Tel: 416-204-8163 investor.relations@sunlife.com